Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               February 11, 2020


VIA EDGAR FILING


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1986
                Core Four 60/40 Retirement Portfolio, Series 10
                       File Nos. 333-235843 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1986, filed on January 8, 2020 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 10 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest in real estate investment trusts. If the Trust invests in real estate investment trusts, please provide the corresponding risk disclosures.

     Response: If the Trust invests in real estate investment trusts, the Trust will add the corresponding risk disclosures in the "Principal Risks" and/or "Investment Risks" sections, as appropriate.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren